__________________ 2006



THE ROXBURY FUNDS


     Re:  Custodian Services Fees
          _______________________

Dear Sir/Madam:

     This letter constitutes our agreement with respect to compensation to be paid to PFPC Trust Company ("PFPC Trust") under the terms of a Custodian Services Agreement dated as of ____________, 2006 between PFPC Trust and The Roxbury Funds ("you" or the "Fund"), as amended from time to time (the "Agreement") for services provided on behalf of each of the Fund's portfolios (the "Portfolios"). Pursuant to Paragraph 11 of the Agreement, and in
consideration of the services to be provided to each Portfolio, you will pay PFPC Trust certain fees and out-of-pocket and other charges as follows:

Asset Based Fees:

     The following fee will be calculated daily based upon each Portfolio's average gross assets and payable monthly, in the following amounts:

     .01% of each Portfolio's average gross assets.

Transaction Charges:

     A transaction includes buys, sells, calls, puts, maturities, free deliveries, free receipts, exercised or expired options, opened or closed short sales and the movement for each piece of underlying collateral for a repurchase agreement, etc.

     DTC/Fed book entry                 $ 5.00
     Paydowns                           $ 4.50
     Physical certificate               $20.00
     Options contract                   $30.00
     Repurchase agreement               $10.00
     Wires                              $10.00
     Third party foreign exchange       $50.00

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Minimum Monthly Fees:

     The minimum monthly fee will be $625 per Portfolio, excluding transaction charges and out-of-pocket and other charges.

Out-of-Pocket and Other Charges:

     PFPC Trust's out-of-pocket and other charges, include, but are not limited to, global custody fees and charges, data repository and analytics suite access fees, federal express delivery, data transmissions, conversion and deconversion amounts, check processing fees, tax processing and filing fees, segregated account charge ($100 per segregated account), proxy services, special taxes, sweep fees, SWIFT and federal reserve wire fees.

Miscellaneous:

     With respect to any daily net overdrawn cash balances for a Portfolio, a monthly charge shall be assessed based on 125% of the average federal funds rate for that month.

     PFPC Trust will, with respect to sweep earnings from the sweep of net excess cash balances performed pursuant to the Agreement, credit the Fund with such sweep earnings on a monthly basis (less .25% of assets swept as a service fee to PFPC Trust).

     PFPC Trust shall be entitled to deduct its fees and charges from the applicable Portfolio's account monthly when due, provided that PFPC Trust shall promptly account for such fees and charges to the Fund. Adjustments to such fees and charges (if any) will be made in the next monthly payment period.

     PFPC Trust has made the following assumptions in preparing this fee letter:
(i) trade information will be transmitted electronically to PFPC Trust; (ii) any securities lending activity will utilize PFPC Trust as the Fund's securities lending agent pursuant to PFPC Trust's standard securities lending program; and
(iii) daily and monthly reports will be accessed via PFPC Trust's on-line data warehouse. Any material departure from these assumptions may result in a fee adjustment at the discretion of PFPC Trust.

     After the one year anniversary of the effective date of the Agreement, PFPC Trust may adjust the fees described in this letter once per calendar year, upon thirty (30) days' prior written notice in an amount not to exceed the cumulative percentage increase in the Consumer Price Index for All Urban Consumers (CPI-U) U.S. City Average, All items (unadjusted) - (1982-84=100), published by the U.S. Department of Labor since the last such adjustment in PFPC Trust's fees (or the effective date of the Agreement absent such a prior adjustment).

     The fee for the period from the day of the year this fee letter is entered into until the end of that year shall be prorated according to the proportion which such period bears to the full annual period.

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     If the foregoing  accurately  sets forth our agreement and you intend to be legally bound thereby, please execute a copy of this letter and return it to us.

                                          Very truly yours,

                                          PFPC TRUST COMPANY

                                          By:_________________

                                          Name:_________________

                                          Title:_________________

Agreed and Accepted:

THE ROXBURY FUNDS

By:______________________

Name:____________________

Title:___________________